K&L Gates LLP
Four Embarcadero Center
Suite 1200
San Francisco, CA 94111
Phone: 1.415.882.8200 www.klgates.com

January 14, 2009

VIA EDGAR

Mary A. Cole
U.S. Securities and Exchange Commission
100 Fifth Street, NE
Washington, DC 20549

RE:	Grail Advisors ETF Trust
File Nos.: 811-22154; 333-148082

Dear Ms. Cole:

This letter responds to comments you provided in a letter dated January 11, 2008 addressed to Ms. Jane Kanter concerning the registration statement on Form N-1A of Grail Advisors ETF Trust (formerly Grail Advisors’ Alpha ETF Trust) (the “Trust”). Your comments related to the Trust’s initial registration statement, filed on December 14, 2007, describing a single initial series. A pre-effective amendment (the “PEA”), reflecting responses to your comments and other matters, is concurrently being filed today. Notably, while the Trust’s initial registration statement contained a sole series, the PEA includes two series (“ETFs”). These series have different investment strategies from the series included in the Trust’s initial registration, and the series are expected to be managed using a “manager of managers” structure. In addition, the disclosure in the PEA has been reorganized and clarified in several instances. Given these changes, certain of your comments that were specific to the initial series or its strategies are no longer directly applicable. We have, however, attempted to address them where the new disclosures raise analogous issues.

Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA. For ease of reference, we have set forth below each of your comments, followed immediately by the Trust’s response to the comment.

Prospectus

General

1.         Comment. Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust’s exemptive application, filed in order to operate as an exchange traded fund (“ETF”). Specifically, confirm that the application fully discusses the non-index management strategies.

Response. We confirm that the disclosure in the PEA is consistent with the Trust’s ETF exemptive application.1 Further, the application fully discusses the non-index management strategies contemplated for the Trust’s series.

__________________________

1Second Amended Application of Grail Advisors’ Alpha ETF Trust and Grail Advisors, LLC, File No. 812 – 13440 (submitted in draft on December 23, 2008, in final format to be formally filed during the notice period) (“ETF Application”).

How is the Fund Different from a Conventional Mutual Fund

2.         Comment. The first paragraph states that the Fund’s NAV is “typically calculated once a day.” Please clarify that the calculation is conducted at the end of the day.

Response. The PEA has been revised with the requested clarification.

Tax-Advantaged Product Structure

3.         Comment. The last sentence in this paragraph implies that conventional mutual funds cannot redeem in kind. Please clarify the disclosure.

Response. The PEA has been revised with the requested clarification.

Investment Objective, Principal Investment Strategies and Risk Considerations

4.         Comment. Consider identifying the Fund as an “open-end” fund.

Response. Although the Trust’s series are classified as “open-end” funds, they have not been described as such in the PEA in order to minimize confusion and comply with the Trust’s ETF Application, which restricts the Trust’s ability to describe itself as a mutual fund or open-end fund in light of the limited redeemability of the Trust’s individual shares.

5.         Comment. The disclosure states that the Fund may hold fewer than 100 stocks that are included in the Russell 1000 Index. Since the benchmark is the Russell 1000 Value Index, please disclose the Fund’s intention to invest in stocks from the Russell 1000 Growth Index. Also, please disclose the market capitalization of the 100 or fewer companies in which the Fund may invest. Please state whether there is any potential for the Fund to concentrate its investments in an industry or group of industries.

Response. Because the investment strategies of the Trust’s series have changed from those included in the initial registration statement, this comment is no longer applicable.

6.         Comment. The second paragraph states that the Fund “typically” makes equity investments in companies included in the Russell 1000 Index. Please disclose that this is a large cap index and identify the other investments that the Fund may make.

Response. Because the investment strategies of the Trust’s series have changed from those included in the initial registration statement, this comment is no longer applicable.

7.         Comment. The third paragraph states that the fund may utilize derivatives to “hedge equity exposure.” Please confirm in your letter that this does not mean that the Fund invests in hedge funds. If the Fund does invest in hedge funds, add appropriate disclosure, including exposure limits, risks and liquidity issues.

Response. Because the investment strategies of the Trust’s series have changed from those included in the initial registration statement, this comment is no longer applicable.

8.         Comment. Please summarize how the adviser decides which securities to sell.

Item 4(b)(2) of Form N-1A.

Response. In the PEA, under the description of each series’ principal investment strategies, there is a summary of how the series’ investment sub-advisers decide which securities to sell.

9.         Comment. Please state whether the Fund’s investment objective may be changed without shareholder approval. See, Item 4(a) of Form N-1A. Also, if shareholder approval is not required, please disclose what notification the Fund will provide to shareholders prior to changing the investment objective.

Response. Disclosure has been added to the PEA to indicate that each series’ investment objective may be changed without shareholder approval. The Trust would expect to provide shareholders with no less than 60 days’ advance written notice of any such change.

10.       Comment. Disclose the types of options transactions in which the Fund will engage (buy and/or sell). Also disclose the extent of derivatives trading in which the Fund will engage and whether these leveraging techniques are counted when the Fund determines whether it meets the asset coverage requirements of the 1940 Act.

Response. The investment strategies of the Trust’s series have changed from those included in the initial registration statement such that neither series in the PEA will invest in options; therefore, this comment is no longer applicable. However, as described in the PEA, one series, i.e. the International Equity ETF, may invest in derivatives, and specifically in forward foreign currency contracts and currency futures, as part of its principal investment strategy to attempt to reduce that ETF’s exposure to adverse fluctuations in currency exchange rates. The risks associated with such derivatives are described in the PEA. The ETFs will not use derivatives for leveraging.

11.       Comment. In the third paragraph under the heading Primary Investment Strategies, explain the difference between the strategies described in (i) and (iii).

Response. Because the investment strategies of the Trust’s series have changed from those included in the initial registration statement, this comment is no longer applicable.

12.       Comment. If there will be significant portfolio turnover, please add appropriate disclosure to this section.

Response. Neither ETF anticipates significant portfolio turnover. Accordingly, the principal strategies section has not been revised to discuss portfolio turnover.

13.       Comment. Investment Universe and Benchmark—This section states that the Fund’s benchmark is the Russell 1000 Value Index yet the Fund’s principal strategy is to invest in stocks included in the Russell 1000 Index. Please provide additional disclosure about the two subsets of the Russell 1000 Index, i.e., the Russell 1000 Value Index and the Russell 1000 Growth Index. Explain in your letter why it is appropriate for the Fund to use only one subset index of the Russell 1000 Index as a benchmark. We may have additional disclosure comments depending on the answer to this comment.

Response. Because the investment strategies of the Trust’s series have changed from those included in the initial registration statement, this comment is no longer applicable.

14.       Comment. With respect to the paragraph under the heading Transparency of Portfolio please disclose that there is a description of policies and procedures on disclosure of portfolio holdings available in the Statement of Additional Information (“SAI”). Also, the last sentence in this paragraph states that the portfolio changes will be reflected on the Fund’s website before the next opening of trading on the Exchange. Does the Fund plan to provide constant updates of its portfolio holdings? In addition, identify the exchange on which Fund shares will trade.

Response. The disclosure under the heading Transparency of Portfolio has been expanded in the PEA to include the requested disclosure that there is a description of policies and procedures on disclosure of portfolio holdings available in the SAI.

The ETFs will not provide constant updates of their portfolio holdings. As indicated in this section, while a series’ portfolio holdings may change during a trading day, such intraday changes will not be reflected for the portfolio on the Trust’s website until after the close of trading that day and before the opening of trading on the Exchange the following day.

The Trust has applied to list the shares of the Trust’s series on NYSE Arca, Inc., which has been identified in the PEA.

Principal Risk Considerations

15.       Comment. Please add disclosure explaining that, because the portfolio is actively managed, the Fund might not be as tax efficient as an index ETF. Explain the tax consequences of the Fund’s generation of short-term capital gains.

Response. The Trust expects that the ETFs will transact in kind and, therefore, be as tax efficient as index–based ETFs. Nevertheless, disclosure has been added to explain that, to the extent redemptions are effected for cash, an ETF may realize capital gains or losses, including in some cases short-term capital gains, upon the sale of portfolio securities to effect a cash redemption. The disclosure also notes that because the ETFs are actively managed, they may generate more taxable gains for shareholders than an index-based ETF.

16.       Comment. Please add market trading risks to this section, specifically, the fact that there is an absence of an active trading market; that there is a lack of market liquidity; and that the shares will trade at other than NAV. With respect to the risk of trading at less than NAV, please also disclose whether this risk is exacerbated by the fact that the Fund is an actively managed ETF.

Response. In the description of principal risks appearing at the beginning of the prospectus in the PEA, additional risk factors have been added to disclose ETF risk and trading risk.

17.       Comment. Please add a paragraph explaining the risks arising from the fact that there is no market history for actively managed ETFs.

Response. Since the initial filing of the Trust’s registration statement, other actively-managed ETFs have been launched and the structure is no longer novel. For example, the PowerShares Actively Managed Exchange-Traded Trust includes multiple series that have been in operation for over six months. The Trust is not aware of any issues with respect to the operations of these series. Given that there is now market history for actively-managed ETFs, the additional risk disclosure requested has not been added. As noted above, however, risk disclosure has been added concerning ETF and trading risk.

Fees and Expenses

18.       Comment. Please move the fee table footnotes to follow the Example.

Response. The fee table footnotes have been moved in the PEA as requested.

19.       Comment. The fee table line item for distribution fees should state that the fee is “0” instead of “none”.

Response. The fee tables have been revised in the PEA as requested.

20.       Comment. Footnote 2 to the fee table should state that the board will not approve any payments for the current fiscal year.

Response. Footnote 2 to the fee tables has been revised in the PEA as requested.

Description of Principal Risks

21.       Comment. Include in the Item 2 disclosure a summary of all the principal risks identified in this section.

Response. The disclosure in the PEA has been reorganized from the Trust’s initial registration statement consistent with this comment.

22.       Comment. Derivatives Risk - The first paragraph under this heading states that the Fund may use derivatives as a way to adjust its exposure to various “currencies”. Please explain in your letter why there would be currency risk when the Fund does not disclose any intent to engage in foreign investing. The section headed Market Disruption and Geopolitical Risk also refers to the value of the Fund’s investments being adversely affected by changes in “foreign” economic and political conditions.

Response. Because the investment strategies of the Trust’s series have changed from those included in the initial registration statement, this comment is no longer applicable. However, under the series’ investment strategies, as described in the PEA, the series may invest in foreign securities (including the International Equity ETF), and appropriate disclosure and risk information has been added to the PEA.

23.       Comment. Fluctuation of Net Asset Value—Because the value of shares on the “exchange” would be constantly changing throughout a trading day and the last view of the value of the portfolio would be as of the prior day’s closing, please fully disclose the risks this delay may pose to investors in making investment decisions.

Response. Disclosure has not been added to the PEA to disclose any risks associated with the features of the ETFs described because their trading value and NAV each day will be based on their portfolio as disclosed prior to the opening of trading that same day. Changes made to the portfolio during any trading day will not be reflected in NAV or trading price until the following day, after such changes will have been fully disclosed.

Buying Shares Directly from the Fund

24.       Comment. In this section explain whether creation unit investors may break up their units and sell individual Fund shares on an exchange.

Response. Creation Unit investors may purchase Creation Units from a series of the Trust and sell individual shares of the series on the Exchange. This is discussed in the PEA under the heading “Continuous Offering.”

25.       Comment. The last paragraph in this section should disclose the procedures instituted to obtain instructions from the beneficial owners authorizing shareholder action. Explain where shareholders may obtain information about these procedures.

Response. As noted in the section under “Book Entry” in the prospectus, to exercise a right as an owner of Shares, a shareholder must rely on the procedures of DTC and its participants. If the Trust were to seek instructions for shareholder action, it would need to rely on these same procedures of DTC and its participants because the Trust would not have information about individual shareholders in light of the exchange traded nature of the Shares. Generally, a shareholder’s broker would be responsible for ensuring that the shareholder receives any communications from the ETFs, including proxy statements. Because the specific procedures may vary from broker to broker, the additional disclosure requested has not been added.

Investment Adviser and Sub-Adviser

26.       Comment. In this section identify the entity that pays the Fund’s sub-advisory fee and include the amount to be paid the sub-adviser.

Response. Disclosure has been added to the PEA to indicate that the Manager is responsible for paying ABA, and ABA is responsible for paying the investment sub-advisers (such that the series are responsible only for paying the Manager). Disclosure of the fees payable to ABA and the investment sub-advisers, which are currently being negotiated, will be included in future amendments to the registration statement.

Dividends, Capital Gains, and Taxes

27.       Comment. Disclose the tax consequences, including the potential generation of short-term capital gains, of an actively managed ETF.

Response. The Trust responds by referring you to the response to Item 15, above.

Fund Website and Disclosure of Portfolio Holdings

28.       Comment. Please state that the website will disclose the Fund’s holdings as of a particular date.

Response. The disclosure in the PEA has been revised to indicate that each ETF will publicly disseminate on the website its full portfolio holdings each day the ETF is open.

     Portfolio Turnover

29.       Comment. Please disclose the expected rate of portfolio turnover.

Response. The PEA has been revised to indicate that neither ETF expects to have portfolio turnover over 100%.

Statement of Additional Information

30.       Comment. Number 8 of the investment restrictions should refer to concentration in a particular industry or group of industries (emphasis added).

Response. The PEA has been revised to include the requested clarification.

31.       Comment. Investment Policies and Restrictions—With respect to all policies that cite the allowances under the 1940 Act, please disclose somewhere what is currently permitted under that Act.

Response: The series’ investment restrictions are fundamental policies requiring a shareholder vote to change them. If these fundamental restrictions were to reference specific allowances under current 1940 Act interpretations, and such interpretations were to change in the future, the series would not be able to change an investment restriction to conform to the new interpretation without incurring the expense of soliciting shareholders. Accordingly, in order to maintain flexibility and to avoid the potential of incurring a shareholder vote in these circumstances, the investment restrictions continue to reference the 1940 Act.

*     *     *     *     *

It is the Trust’s goal to launch the two ETFs described in the PEA as soon as practicable in 2009. Accordingly, we would greatly appreciate your providing your additional comments on the PEA at your earliest convenience. If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9475 or Kurt Decko at (415) 249-1053.

Very truly yours,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	William M. Thomas
William E. White
Grail Advisors, LLC
Kurt J. Decko
K&L Gates LLP